SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(l) OR 13(e)(l)
OF THE SECURITIES EXCHANGE ACT OF 1934

INTERGRAPH CORPORATION

(Name of Subject Company (Issuer))

INTERGRAPH CORPORATION

(Names of Filing Person (Offeror))

Common Stock, par value $.10 per share

(Title of Class of Securities)

458683109

(CUSIP Number of Class of Securities)

David Vance Lucas

Vice President, General Counsel and Secretary
Intergraph Corporation
Huntsville Alabama 35894-0001
(256) 730-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

J. Allen Overby
Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$280,000,000	$22,652

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 10,000,000 shares of the outstanding common stock, par value $.10 per share, at a price per share of $28.00 in cash.

**	The amount of the filing fee equals $80.90 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

           ☐ third-party tender offer subject to Rule 14d-1.
           ☒ issuer tender offer subject to Rule 13e-4.
           ☐ going-private transaction subject to Rule 13e-3.
           ☐ amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

      This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Intergraph Corporation, a Delaware corporation (“Intergraph” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its offer to purchase for cash up to 10,000,000 shares of its Common Stock, par value $0.10 per share, including the associated stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of March 5, 2002, between the Company and Computershare Investor Services, LLC, as Rights Agent (the “Common Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A) and (a)(l)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

      The information in the Offer, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference with respect to Items 1-11 of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

      The information set forth in the Offer to Purchase in the section titled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is Intergraph Corporation. The address of Intergraph’s principal executive offices is 288 Dunlop Blvd., Huntsville, Alabama 35824. Intergraph’s telephone number is (256) 730-2000.

(b)	The information set forth in the Offer to Purchase in the sections titled “Introduction” and “Interests of Directors And Executive Officers; Transactions And Arrangements Concerning The Shares” is incorporated herein by reference.

(c)	The information set forth in the Offer to Purchase in the section titled “Price Range Of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	The name of the filing person is Intergraph Corporation. Intergraph is the subject company. The address of Intergraph’s principal executive offices is 288 Dunlop Blvd., Huntsville, Alabama 35824. Intergraph’s telephone number is (256) 730-2000.

      Pursuant to Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Intergraph:

Name	Position

Sidney L. McDonald	Chairman of the Board
Michael D. Bills	Director
Richard W. Cardin	Director
Linda L. Green	Director
Lawrence R. Greenwood	Director
Thomas J. Lee	Director
Joseph C. Moquin	Director
R. Halsey Wise	President, Chief Executive Officer and Director
Larry J. Laster	Executive Vice President, Chief Financial Officer and Director
Roger O. Coupland	President, Intergraph Public Safety, Inc.

Name	Position

Gerhard Sallinger	President, Intergraph Process, Power & Offshore
Preetha R. Pulusani	President, Intergraph Mapping and Geospatial Solutions
William E. Salter	President, Intergraph Solutions Group
Graeme J. Farrell	Executive Vice President, Intergraph Asia Pacific, Inc.
Edward A. Wilkinson	Executive Vice President, Government Affairs
Ben Eazzetta	Executive Vice President, Intergraph Process, Power & Offshore
Joseph Fehrenbach	Chief Financial Officer, Intergraph Solutions Group
R. Reid French	Executive Vice President, Strategic Planning
Jack C. Ickes	Vice President of Corporate Services
David Vance Lucas	Vice President, General Counsel and Secretary
Larry T. Miles	Vice President of Finance
Michael Scott Moore	Chief Financial Officer, Intergraph Process, Power & Offshore
Charlotte S. Thompson	Vice President and Chief Accounting Officer
Mark L. Woelke	Chief Financial Officer, Intergraph Mapping and Geospatial Solutions
Eugene H. Wrobel	Vice President and Treasurer

      The business address and telephone number of each of the above directors and executive officers is c/o Intergraph Corporation, 288 Dunlop Blvd., Huntsville, Alabama 35824 and (256) 730-2000.

Item 4.	Terms of the Transaction.

(a)(1)(i)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” “The Offer — Terms of the Offer,” and “Purchase Of Shares And Payment Of Purchase Price” is incorporated herein by reference.

(a)(1)(ii)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” “The Offer — Terms of the Offer,” and “The Offer — Source and Amount of Funds” is incorporated herein by reference.

(a)(1)(iii)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” “The Offer — Terms of the Offer” and “The Offer — Extension Of The Offer; Termination; Amendment” is incorporated herein by reference.

(a)(1)(iv)	Not applicable.

(a)(1)(v)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Extension Of The Offer; Termination; Amendment” is incorporated herein by reference.

(a)(1)(v)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vi)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “The Offer — Procedures For Tendering Shares” and “The Offer — Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Purchase Of Shares And Payment Of Purchase Price” is incorporated herein by reference.

(a)(1)(ix)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “Introduction,” and “The Offer — Purchase Of Shares And Payment Of Purchase Price” is incorporated herein by reference.

(a)(1)(x)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” is incorporated herein by reference.

(a)(1)(x)	Not applicable.

(a)(1)(xi)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet,” “The Offer — Procedures For Tendering Shares,” and “The Offer — Certain Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)(i-vii)	Not applicable.

(b)	The information set forth in the Offer to Purchase in the section titled “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	The information set forth in the Offer to Purchase in the sections titled “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase in the section titled “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” is incorporated herein by reference.

(c)(1-10)	The information set forth in the Offer to Purchase in the sections titled “Introduction,” “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” and “The Offer — Sources and Amount of Funds” is incorporated herein by reference.

Item 7.	Source and Amount of Funds and Other Consideration.

(a)	The information set forth in the Offer to Purchase in the sections titled “Summary Term Sheet” and “The Offer — Sources and Amount of Funds” is incorporated herein by reference.

(b)	None.

(d)	Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	The information set forth in the Offer to Purchase in the section titled “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase in the section titled “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase in the section titled “The Offer — Fees And Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1)	The information set forth in the Offer to Purchase in the section titled “The Offer — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(a)(2)	The information set forth in the Offer to Purchase in the section titled “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3)	The information set forth in the Offer to Purchase in the section titled “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4)	The information set forth in the Offer to Purchase in the section titled “The Offer — Recent Developments; Purpose Of The Offer; Certain Effects Of The Offer” is incorporated herein by reference.

(a)(5)	None.

(b)	The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 3, 2003.

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated October 30, 2003.*

(a)(5)(B)	Script of October 30, 2003 Conference Call.*

(a)(5)(C)	Summary Advertisement.

(a)(5)(D)	Letter to Shareholders.

(b)	None.

(d)(1)	Amended and Restated Rights Agreement, dated March 5, 2002, between Intergraph Corporation and Computershare Investor Services, LLC, incorporated by reference to Exhibit 99 to the Company’s Current Report on Form 8-K dated March 8, 2002.

(d)(2)	Intergraph Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1996, under the Securities Exchange Act of 1934, File No. 0-9722, and Amendment to the Intergraph Corporation 1997 Stock Option Plan dated January 11, 1999, incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 dated May 24, 1999.

(d)(3)	Intergraph Corporation Nonemployee Director Stock Option Plan, incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.

(d)(4)	Intergraph Corporation Amended and Restated 2002 Stock Option Plan, incorporated by reference to Exhibit 10(l) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(d)(5)	Intergraph Corporation 2000 Employee Stock Purchase Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement for its 2000 Annual Meeting of Shareholders, as filed with the SEC on March 22, 2000.

(d)(6)	Employment Agreement between Intergraph Corporation and R. Halsey Wise, dated June 12, 2003, incorporated by reference to Exhibit 10(g) to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed

Item 13.	Information Required by Schedule 13E-3.

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTERGRAPH CORPORATION

By:	/s/ R. HALSEY WISE

Name: R. Halsey Wise

Title:	President and Chief Executive Officer

Dated: November 3, 2003

EXHIBIT INDEX

Exhibit
No.	Description

(a)(1)(A)	Offer to Purchase, dated November 3, 2003.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Letter to Participants in the 2000 Intergraph Corporation Employee Stock Purchase Plan.
(a)(5)(C)	Summary Advertisement.
(a)(5)(D)	Letter to Shareholders.